FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

New head for Gold Fields Australasia

Johannesburg, 24 March 2010: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announces the appointment of Richard Weston as Executive Vice-President of its Australasian Region with effect from May 1. Weston will be part of the company's Executive Committee reporting to CEO Nick Holland.

Weston brings a wealth of experience in the precious metals industry to Gold Fields. He joins the company from Coeur d'Alene Mines Corporation, a gold and silver mining company based in Idaho in the United States. As Senior Vice-President, Operations, Weston, oversaw a wide portfolio of gold and silver mines in North and South America. Coeur d'Alene is one of the world's largest silver miners as well as a significant gold producer.

Weston (58), an Australian, has a M.Sc. in Mining Geomechanics from the University of New South Wales and B. Engineering from Sydney University. Before joining Coeur in 2006 he led the site team responsible for the development of Barrick Australia's Cowal Gold Project and, prior to that, he headed operations at Rio Tinto Australia's ERA Ranger and Jabiluka uranium mines in the Northern Territory.

Weston's appointment at Gold Fields completes the reorganisation of the company's executive team started last year. Located in Perth, Weston will take responsibility for the two existing mines in Australia, St Ives and Agnew, and will work with the business development and exploration executives to grow production in Australasia to one million ounces per annum over the next three to five years.

Nick Holland, Chief Executive Officer of Gold Fields, said: "Given Gold Fields' international growth and regionalisation strategy, our expanding footprint around the globe has required a strengthening of the Group's executive team. Richard certainly fits the bill."

ends

About Gold Fields

Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Based on the annualised run rate for the fourth quarter of F2009

Enquiries

Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@ goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za

Directors: A J Wright (Chairman), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[#], R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 24 March 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs